BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

May 30, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549
Attn:	Justin Dobbie, Legal Branch Chief
Ryan Adams, Senior Attorney

Re:	Yew Bio-Pharm Group, Inc. (“Registrant”) Amendment No. 1 to Registration Statement on Form S-1 Filed on May 30, 2014 File No. 333-195555

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s May 16, 2014 comment letter (“Comment Letter”). In addition to the comment revisions we have updated the Amendment No1., to include financial statements and MD&A’s for the period ended March 31, 2014. There have been no material changes in the Registrant’s business or financial position since March 31, 2014 and the date hereof.

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Exhibit Index, page 86

1.	In accordance with your comment we have include our Legal Opinion.

Signatures, page 89

Corporate Overview, page 1

2.	We have revised the signature page to indicate that Mr. Wang is also signing in his capacity as “principal accounting officer.

Northern California Office
1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
- An Association of Law Firms -

May 30, 2014
Re: Yew Bio-Pharm Group, Inc. (“Registrant”)

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc
cc/ Mr. Wang, President & CEO